SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding 2020 third quarterly report of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          an announcement regarding capital increase in Baling Petrochemical;

Each made by the Registrant on October 28, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The Third Quarterly Report for 2020

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
28 October 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2020

28 October 2020

1	Important notice
1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2020 was approved at the 18th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.
1.3
Mr. Zhang Yuzhuo, Chairman, Mr. Ma Yongsheng, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Corporate Accounting Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal financial data and indicators
2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 30 September 2020	As of 31 December 2019	Changes from the end of last year(%)
Total assets	1,799,388	1,755,071	2.5
Total equity attributable to equity shareholders of the Company	729,179	739,169	(1.4)

RMB million
Items	Nine-month period ended 30 September		Changes over the same period of the preceding year (%)
	2020	2019
Net cash flow from operating activities	83,639	81,398	2.8
Operating income	1,554,617	2,233,305	(30.4)
Net profit attributable to equity shareholders of the Company	23,507	43,281	(45.7)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	(10,257)	41,546	-
Weighted average return on net assets (%)	3.18	5.93	(2.75) percentage points
Basic earnings per share (RMB)	0.194	0.357	(45.7)
Diluted earnings per share (RMB)	0.194	0.357	(45.7)

RMB million
Extraordinary items	Third Quarter of 2020 (gain)/loss RMB million	Nine-month period ended 30 September 2020 (gain)/loss RMB million
Net gain on disposal of non-current assets	(480)	(569)
Donations	134	233
Government grants	(2,074)	(4,768)
Gains on holding and disposal of various investments	(38,675)	(38,717)
Other extraordinary income and expenses, net	365	799
Subtotal	(40,730)	(43,022)
Tax effect	6,005	6,671
Total	(34,725)	(36,351)
Attributable to:
Equity shareholders of the Company	(32,242)	(33,764)
Minority interests	(2,483)	(2,587)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 30 September 2020	As of 31 December 2019	Changes from the end of the last year (%)
Total assets	1,799,388	1,755,071	2.5
Total equity attributable to shareholders of the Company	728,198	738,150	(1.3)

RMB million
Items	Nine-month period ended 30 September		Changes over the same period of the preceding year (%)
	2020	2019
Net cash generated from operating activities	83,639	81,398	2.8
Operating profit	5,028	68,340	(92.6)
Net profit attributable to shareholders of the Company	24,459	44,226	(44.7)
Basic earnings per share (RMB)	0.202	0.365	(44.7)
Diluted earnings per share (RMB)	0.202	0.365	(44.7)
Return on net assets (%)	3.36	6.10	(2.74) percentage points

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 571,928, including 566,153 holders of domestic A shares and 5,775 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,513,438,600	21.07	Unknown	H share
中国证券金融股份有限公司	2,609,312,057	2.16	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	794,572,268	0.66	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	789,500,381	0.65	0	A share
香港中央结算有限公司	513,111,570	0.42	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	96,597,458	0.08	0	A share
东吴证券股份有限公司	53,088,400	0.04	0	A share
朱有芹	47,604,683	0.04	0	A share
Note
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:
Apart from中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪 and 中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪 which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results
In the first three quarters of 2020, due to the worldwide spread of COVID-19, global economy was depressed and the global market was shrinking. The growth of China’s economy turned positive, with GDP up by 0.7% year-on-year in the first three quarters, among which up by 4.9% in the third quarter, indicating a good continuous recovery momentum. In the first three quarters of 2020, the average spot price of Platts Brent was USD 42.5 per barrel, down by 34.4% year on year. Domestic demand for natural gas and chemical products maintained growth and demand for refined oil products recovered steadily quarter on quarter.

Confronted with the severe and complex market situation, the Company adhered to the principles of “focusing on main challenges, system optimization, bottom-line risks prevention and control and seizing opportunities out of crisis” and vigorously adjusted structure, expanded market, reduced inventory and tapped potential. On the basis of favorable results of “100-day campaign to tide over difficulties and improve performances”, the Company launched a higher standard campaign of continuously tiding over difficulties and improving performances, seized the opportunity of domestic market demand recovery and made all-out efforts to tide over the difficulties of pandemic along with low crude oil price and achieved significant improvement of operation and profitability. The Company completed the transaction of oil and gas pipeline assets on 30 September 2020 and the contribution of asset appreciation to earnings was booked in the third quarter.

In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 23.507 billion, among which the net profit attributable to equity shareholders of the Company in the third quarter was RMB 46.389 billion. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 24.459 billion, among which the net profit attributable to equity shareholders of the Company in the third quarter was RMB 46.184 billion.

Exploration and Production: Under low crude oil price environment, the Company insisted on high-quality exploration, focused on profit-driven development, accelerated capacity building and proactively expanded market and sales of natural gas and further deepened the maintaining oil production, increasing gas output and reducing cost. In exploration, new discoveries were made in Tarim Basin, Jiyang Depression and Sichuan Basin, etc. In oil development, we increased the application of technologies to lower cost and optimized projects implementation plan, which helped to further decrease our cost. In natural gas development, we accelerated capacity building in West Sichuan, Dongsheng and Weirong gas fields, and continuously progressed with the development of Fuling, Puguang and Yuanba gas fields. In the first three quarters, domestic crude production kept stable and sales of natural gas increased by 9.86% year on year, realizing a continued growth in market share of natural gas. The exploration and production segment realised earnings before interest and taxes (EBIT) of RMB 13.16 billion in the third quarter.

Exploration and Production	Unit	Nine-month period ended 30 September		Changes
		2020	2019	(%)
Oil and gas production	million boe	339.39	341.74	(0.7)
Crude oil production	million barrels	210.65	212.78	(1.0)

Exploration and Production	Unit	Nine-month period ended 30 September		Changes
		2020	2019	(%)
China	million barrels	186.69	186.69	0.0
Overseas	million barrels	23.96	26.09	(8.2)
Natural gas production	billion cubic feet	772.14	773.41	(0.2)
Realised crude oil price	USD/barrel	38.24	58.82	(35.0)
Realised natural gas price	USD/thousand cubic feet	5.32	6.19	(14.1)
Conversion: For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.21 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: With the market oriented approach, the Company took advantage of the recovery of domestic demand in the third quarter, further integrated production and marketing, maintained high utilization rates of facilities and maximized the profitability of value chain. We dynamically adjusted product mix, increased the supply of chemical feedstock and increased production of asphalt, lubricant and other marketable products. We optimized crude oil procurement and decreased cost. In the third quarter, refinery throughput was 63.51 million tonnes, up by 11.0% quarter on quarter and 1.9% year on year and 38.01 million tonnes of refined oil products were produced, representing a quarter-on-quarter increase of 11.2%, and 10.53 million tonnes of light chemical feedstock were produced, representing a quarter-on quarter increase of 15.0% and a year-on-year increase of 5.3%. The refining segment realized EBIT of RMB 31.55 billion in the third quarter.

Refining	Unit	Nine-month period ended 30 September		Changes (%)
		2020	2019
Refinery throughput	million tonnes	174.46	186.26	(6.3)
Gasoline, diesel and kerosene production	million tonnes	105.19	119.54	(12.0)
Gasoline	million tonnes	42.46	47.20	(10.0)
Diesel	million tonnes	47.86	49.01	(2.3)
Kerosene	million tonnes	14.87	23.33	(36.3)
Light chemical feedstock production	million tonnes	29.54	30.05	(1.7)
Light product yield	%	74.63	76.44	(1.81) percentage points
Refining yield	%	94.89	94.99	(0.10) percentage points
Note : Including 100% production of domestic joint ventures.
Marketing and Distribution: Facing fierce market competition, the Company strengthened market analysis, leveraged the advantages of integration, balanced volume and profit, expanded sales and increased profit, and achieved continuous recovery in sales volume. We innovated marketing model by introducing the “one click refueling”, etc., promoted the integration of online and offline business, created a new service model of reducing physical contact while refueling and shopping in a more efficient and convenient way to constantly improve our services. In the third quarter, domestic sales volume of refined oil products was 45.44 million tonnes, up by 0.4% quarter on quarter. The marketing and distribution segment realized EBIT of RMB 18.24 billion in the third quarter.

Marketing and Distribution	Unit	Nine-month period ended 30 September		Changes (%)
		2020	2019
Total sales volume of refined oil products	million tonnes	162.25	192.42	(15.7)
Total domestic sales volume of refined oil products	million tonnes	123.19	139.25	(11.5)
Retail	million tonnes	83.06	91.80	(9.5)
Direct sales & Distribution	million tonnes	40.13	47.45	(15.4)
Annualised average throughput per station	tonnes/station	3,605	3,991	(9.7)
Note: The total sales volume of refined oil products includes the amount of trading volume.

Chemicals: The Company fine-tuned chemical feedstock mix to further lower costs, optimized operation and product slate, increased the ratio of high value-added products with the ratio of new and specialty synthetic resin reaching 68.6% and ratio of high value-added synthetic rubber reaching 31.3%. Construction of key projects was accelerated. In the third quarter, ethylene output was 3.07 million tonnes, up by 11.8% quarter-on-quarter. We accelerated expanding high-end products market, such as medical resin, antibacterial materials and automotive material etc. and optimized layout and logistics operation to enhance profitability of business chain. In the third quarter, the total chemical sales volume was 22.33 million tonnes, up by 0.86% quarter on quarter. The chemical segment realized EBIT of RMB 4.22 billion in the third quarter.

Chemicals	Unit	Nine-month period ended 30 September		Changes (%)
		2020	2019
Ethylene	thousand tonnes	8,850	9,295	(4.8)
Synthetic resin	thousand tonnes	12,773	12,749	0.2
Monomers and polymers for synthetic fibre	thousand tonnes	6,711	7,511	(10.7)
Synthetic fibre	thousand tonnes	935	968	(3.4)
Synthetic rubber	thousand tonnes	790	794	(0.5)
Note : Including 100% production of domestic joint ventures.

Capital expenditure: Focusing on quality and profitability of investment, the Company continuously optimised our investment projects. In the first three quarters, total capital expenditures were RMB 71.858 billion. Capital expenditures for the exploration and production segment were RMB 32.172 billion, mainly for capacity building in Shengli, Northwest, West Sichuan and Dongsheng oil and gas projects. Capital expenditures for the refining segment were RMB 13.819 billion, mainly for Zhongke project, Zhenhai, Tianjin, Maoming and Luoyang refining upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 13.768 billion, mainly for construction of service stations, oil products depots and non-fuel business development. Capital expenditures for the chemicals segment were RMB 10.458 billion, mainly for Zhongke, Zhenhai, and Gulei, ethylene revamping for Sinopec-SK and Jiujiang aromatics projects, and melt blown fabrics projects. Capital expenditures for corporate and others were RMB 1.641 billion, mainly for R&D facilities and IT application projects.

3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.

Items of Consolidated Balance Sheet	As of 30 September 2020	As of 31 December 2019	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Financial assets held for trading	1,427	3,319	(1,892)	(57)	Receipt of the structured deposits at maturity
Derivative financial assets	7,875	837	7,038	841	Changes of fair value loss and profit position of derivative hedging financial instruments due to fluctuation of crude oil price
Derivative financial liabilities	13,580	2,729	10,851	398
Prepayments	7,474	5,066	2,408	48	Increase in prepayments for equipment
Other current assets	19,762	28,669	(8,907)	(31)	Decrease of undeducted value-added tax balance
Bills payable	15,681	11,834	3,847	33	Increase in bills payable settlement scale
Taxes payable	42,046	69,339	(27,293)	(39)	Due to the time difference of tax payment
Debentures payable	38,849	19,157	19,692	103	Due to the new issuance of medium-term notes
Other comprehensive income	(3,075)	(321)	(2,754)	-	Due to difference of foreign currency statement convertion affected by changes in foreign exchange rate
Specific reserve	2,658	1,741	917	53	The provision of safety production fund

Items of Consolidated Income Statement	Nine-month period ended 30 September		Increase/(Decrease)		Main reasons for changes
	2020	2019	Amount	Percentage
	RMB Million	RMB Million	RMB Million	（%）
Operating income	1,554,617	2,233,305	(678,688)	(30)	Decrease of sales volume prices
Operating cost	1,268,329	1,881,083	(612,754)	(33)
Investment income	42,051	6,475	35,576	549	Influence of oil and gas pipeline transaction
Gains/(losses) from changes in fair value	1,738	(1,426)	3,164	-	Increase in fair value profit on derivative financial instruments not qualified as hedging
Impairment losses	(11,415)	(91)	(11,324)	-	Increase of inventory impairment
Income tax expenses	6,012	13,868	(7,856)	(57)	Decrease of profits

Items of consolidated cash flow statement	Nine-month period ended 30 September		Increase/(Decrease)		Main reasons for changes
	2020	2019	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Other cash received relating to operational activities	156,475	102,241	54,234	53	Changes of margin deposit of financial derivative business
Other cash paid relating to operational activities	(180,841)	(131,492)	(49,349)	-
Cash received from returns on investments	7,962	19,455	(11,493)	(59)	Changes of structured deposits
Cash paid for acquisition of investments	(7,407)	(14,296)	6,889	-
Other cash received from investing activities	41,758	67,954	(26,196)	(39)	Decrease in value of certificate of deposit, over three months, expired and recovered
Cash received from capital contributions	3,395	2,222	1,173	53	Increase in investment of minority shareholders
Cash paid for dividends, profits distribution or interest	(31,000)	(55,447)	24,447	-	Special dividend in 2020 has not been paid yet in the reporting period.

3.2
Sinopec Corp. and its subsidiaries transferred their equity interests in relevant companies, oil and gas pipeline assets and other facilities to China Oil & Gas Pipeline Network Corporation (“ PipeChina”)  in exchange for newly issued shares of and cash paid by PipeChina as consideration. The ownership, obligations, responsibilities and risks of the relevant target assets was transferred to PipeChina from 24:00 on 30 September 2020. For details, please refer to the announcement of “Major Transaction and Discloseable Transaction Announcement-Disposal of Assets and External Investment” (announcement No. 2020-24) published by Sinopec Corp. on 24 July 2020 and “Announcement on Disposal of Pipeline Inventory”(announcement No.2020-39) and “Announcement on Closing of Disposal of Assets and External Investment”(announcement No.2020-39) in China

Securities Journal, Shanghai Securities News and, Securities Times and on the website of Shanghai Stock Exchange.
3.3	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.
By Order of the Board
Zhang Yuzhuo
Chairman
28 October, 2020

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)
Consolidated Balance Sheet
as at 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 30 September 2020	At 31 December 2019
Current assets:
Cash at bank and on hand	179,945	127,927
Financial assets held for trading	1,427	3,319
Derivative financial assets	7,875	837
Accounts receivable	43,919	54,865
Receivables financing	10,040	8,622
Prepayments	7,474	5,066
Other receivables	107,488	24,109
Inventories	173,051	192,442
Other current assets	19,762	28,669
Total current assets	550,981	445,856
Non-current assets:
Long-term equity investments	190,473	152,204
Other equity instrument investments	1,519	1,521
Fixed assets	553,928	622,423
Construction in progress	141,068	173,482
Right-of-use assets	190,807	198,051
Intangible assets	109,978	108,956
Goodwill	8,679	8,697
Long-term deferred expenses	8,970	8,930
Deferred tax assets	24,065	17,616
Other non-current assets	18,920	17,335
Total non-current assets	1,248,407	1,309,215
Total assets	1,799,388	1,755,071
Current liability:
Short-term loans	39,872	31,196
Derivative financial liabilities	13,580	2,729
Bills payable	15,681	11,834
Accounts payable	158,335	187,958
Contract liabilities	136,947	126,735
Employee benefits payable	14,129	4,769
Taxes payable	42,046	69,339
Other payables	95,033	72,324
Non-current liabilities due within one year	59,223	69,490
Other current liabilities	26,793	-

Total current liabilities	601,639	576,374
Non-current liabilities:
Long-term loans	43,015	39,625
Debentures payable	38,849	19,157
Lease liabilities	173,945	177,674
Provisions	44,086	43,163
Deferred tax liabilities	7,880	6,809
Other non-current liabilities	20,414	15,364
Total non-current liabilities	328,189	301,792
Total liabilities	929,828	878,166
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	121,946	122,127
Other comprehensive income	(3,075)	(321)
Specific reserve	2,658	1,741
Surplus reserves	207,423	207,423
Retained earnings	279,156	287,128
Total equity attributable to shareholders of the Company	729,179	739,169
Minority interests	140,381	137,736
Total shareholders’ equity	869,560	876,905
Total liabilities and shareholders’ equity	1,799,388	1,755,071

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Balance Sheet
as at 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	At 30 September 2020	At 31 December 2019
Current assets：
Cash at bank and on hand	97,425	54,072
Derivative financial assets	-	940
Accounts receivable	16,971	21,544
Receivables financing	360	207
Prepayments	2,850	2,665
Other receivables	73,717	78,872
Inventories	52,390	49,116
Other current assets	12,522	25,149
Total current assets	256,235	232,565
Non-current assets：
Long-term equity investments	335,272	304,687
Other equity instrument investments	427	395
Fixed assets	283,270	291,547
Construction in progress	59,548	60,493
Right-of-use assets	109,882	112,832
Intangible assets	8,620	8,809
Long-term deferred expenses	2,509	2,630
Deferred tax assets	12,441	7,315
Other non-current assets	8,232	2,490
Total non-current assets	820,201	791,198
Total assets	1,076,436	1,023,763
Current liabilities：
Short-term loans	27,649	19,919
Derivative financial liabilities	-	157
Bills payable	6,625	4,766
Accounts payable	70,621	75,352
Contract liabilities	4,955	5,112
Employee benefits payable	7,415	1,214
Taxes payable	23,921	43,025
Other payables	161,412	118,064
Non-current liabilities due within one year	49,045	59,596
Other current liabilities	11,513	-
Total current liabilities	363,156	327,205
Non-current liabilities：
Long-term loans	33,002	12,680
Debentures payable	26,976	7,000
Lease liabilities	106,752	107,783

Provisions	35,650	34,514
Other non-current liabilities	4,575	4,471
Total non-current liabilities	206,955	166,448
Total liabilities	570,111	493,653
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,838	68,841
Other comprehensive income	(1,451)	1,181
Specific reserve	1,411	949
Surplus reserves	207,423	207,423
Retained earnings	109,033	130,645
Total shareholders’ equity	506,325	530,110
Total liabilities and shareholders’ equity	1,076,436	1,023,763

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Income Statement
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items		Three-month period ended 30 September 2020	Three-month period ended 30 September 2019	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
I. Operating income		520,371	734,309	1,554,617	2,233,305
II. Total Operating costs		494,951	718,620	1,553,444	2,172,237
Including:	Operating costs	392,164	617,990	1,268,329	1,881,083
	Taxes and surcharges	64,034	61,685	171,877	181,931
	Selling and distribution expenses	15,906	16,021	45,389	45,761
	General and administrative expenses	15,922	16,079	46,943	43,118
	Research and development costs	3,147	1,942	7,448	5,931
	Financial expenses	2,134	2,627	7,349	7,790
	Exploration expenses, including dry holes	1,644	2,276	6,109	6,623
Add:	Other income	1,986	1,074	4,448	2,674
	Investment income	36,420	3,701	42,051	6,475
	Gains/(losses) from changes in fair value	1,628	(1,120)	1,738	(1,426)
	Credit impairment losses	(741)	6	(842)	(7)
	Impairment losses	252	(9)	(11,415)	(91)
	Asset disposal gains/(losses)	480	5	569	(169)
III. Operating profit		65,445	19,346	37,722	68,524
Add:	Non-operating income	497	366	1,180	1,051
Less:	Non-operating expenses	904	476	1,876	1,243
IV. Profit before taxation		65,038	19,236	37,026	68,332
Less:	Income tax expense	11,814	3,728	6,012	13,868
V. Net profit		53,224	15,508	31,014	54,464
Classification by going concern:
	(i) Continuous operating net profit	53,224	15,508	31,014	54,464
	(ii) Termination of net profit	-	-	-	-
Classification by ownership:
	(i)Equity shareholders of the Company	46,389	11,943	23,507	43,281

(ii) Minority interests	6,835	3,565	7,507	11,183
VI. Other comprehensive income	(978)	1,663	(3,390)	6,231
Items that may not be reclassified subsequently to profit or loss:	(1)	(2)	(31)	(22)
Changes in fair value of other equity instrument investments	(1)	(2)	(31)	(22)
Items that may be reclassified subsequently to profit or loss:	(977)	1,665	(3,359)	6,253
Other comprehensive loss that can be converted into profit or loss under the equity method	(485)	(98)	(2,266)	(607)
Cash flow hedges	2,000	(248)	340	4,543
Foreign currency translation differences	(2,492)	2,011	(1,433)	2,317
VII. Total comprehensive income	52,246	17,171	27,624	60,695
Attributable to:
Equity shareholders of the Company	45,834	12,926	20,739	48,842
Minority interests	6,412	4,245	6,885	11,853
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.383	0.099	0.194	0.357
(ii) Diluted earnings per share (RMB/Share)	0.383	0.099	0.194	0.357

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Income Statement
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items		Three-month period ended 30 September 2020	Three-month period ended 30 September 2019	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
I. Operating income		199,451	254,297	558,026	766,632
Less:	Operating costs	142,631	201,259	430,434	605,829
	Taxes and surcharges	40,363	41,484	110,502	123,434
	Selling and distribution expenses	794	942	2,269	2,492
	General and administrative expenses	6,675	7,151	21,681	18,318
	Research and development costs	2,918	1,789	6,968	5,516
	Financial expenses	2,167	1,947	6,701	5,860
	Exploration expenses, including dry holes	1,466	2,138	5,176	6,159
Add:	Other income	1,264	564	3,158	1,455
	Investment income	30,272	5,599	36,871	16,404
	(Losses)/gains from changes in fair value	(2)	-	358	20
	Credit impairment losses	21	10	51	18
	Impairment losses	101	(2)	(7,993)	(1)
	Asset disposal gains	16	6,963	29	6,984
II. Operating profit		34,109	10,721	6,769	23,904
Add:	Non-operating income	100	86	203	197
Less:	Non-operating expenses	336	258	780	535
III. Profit before taxation		33,873	10,549	6,192	23,566
Less:	Income tax (credit)/expense	4,449	1,163	(3,675)	1,673
IV. Net profit		29,424	9,386	9,867	21,893
	(i) Continuous operating net profit	29,424	9,386	9,867	21,893
	(ii) Termination of net profit	-	-	-	-

V. Other comprehensive income	51	113	(2,634)	899
Items that may be reclassified subsequently to profit or loss	51	113	(2,634)	899
Other comprehensive income that can be converted into profit or loss under the equity method	(210)	112	(304)	139
Cash flow hedges	261	1	(2,330)	760
VI. Total comprehensive income	29,475	9,499	7,233	22,792

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Cash Flow Statement
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,709,099	2,366,716
Refund of taxes and levies	2,729	1,446
Other cash received relating to operating activities	156,475	102,241
Sub-total of cash inflows	1,868,303	2,470,403
Cash paid for goods and services	(1,317,936)	(1,925,742)
Cash paid to and for employees	(50,974)	(51,592)
Payments of taxes and levies	(234,913)	(280,179)
Other cash paid relating to operating activities	(180,841)	(131,492)
Sub-total of cash outflows	(1,784,664)	(2,389,005)
Net cash flow from operating activities	83,639	81,398
II. Cash flows from investing activities:
Cash received from disposal of investments	7,962	19,455
Cash received from returns on investments	6,746	8,173
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,896	433
Net cash received from disposal of subsidiaries and other business entities	48	-
Other cash received relating to investing activities	41,758	67,954
Sub-total of cash inflows	58,410	96,015
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(80,972)	(73,910)
Cash paid for acquisition of investments	(7,407)	(14,296)
Other cash paid relating to investing activities	(73,295)	(78,561)
Sub-total of cash outflows	(161,674)	(166,767)
Net cash flow from investing activities	(103,264)	(70,752)
III. Cash flows from financing activities:
Cash received from capital contributions	3,395	2,222
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	3,395	2,198

Cash received from borrowings	489,892	469,696
Other cash received relating to financing activities	752	322
Sub-total of cash inflows	494,039	472,240
Cash repayments of borrowings	(405,196)	(441,579)
Cash paid for dividends, profits distribution or interest	(31,000)	(55,447)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(3,482)	(4,659)
Other cash paid relating to financing activities	(10,987)	(9,245)
Sub-total of cash outflows	(447,183)	(506,271)
Net cash flow from financing activities	46,856	(34,031)
IV. Effects of changes in foreign exchange rate	(458)	313
V. Net increase/(decrease) in cash and cash equivalents	26,773	(23,072)
Add：Initial balance of cash and cash equivalents	60,313	111,922
VI. Ending balance of cash and cash equivalents	87,086	88,850

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Cash Flow Statement
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	628,381	889,797
Refund of taxes and levies	2,428	947
Other cash received relating to operating activities	3,458	5,062
Sub-total of cash inflows	634,267	895,806
Cash paid for goods and services	(408,733)	(652,604)
Cash paid to and for employees	(26,693)	(26,693)
Payments of taxes and levies	(138,726)	(186,228)
Other cash paid relating to operating activities	(11,772)	(6,888)
Sub-total of cash outflows	(585,924)	(872,413)
Net cash flow from operating activities	48,343	23,393
II. Cash flows from investing activities:
Cash received from disposal of investments	12,587	16,650
Cash received from returns on investments	14,860	16,510
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	6,558	18
Other cash received relating to investing activities	99,053	22,382
Sub-total of cash inflows	133,058	55,560
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(35,223)	(47,047)
Cash paid for acquisition of investments	(15,484)	(8,338)
Other cash paid relating to investing activities	(118,376)	(36,900)
Sub-total of cash outflows	(169,083)	(92,285)
Net cash flow from investing activities	(36,025)	(36,725)
III. Cash flows from financing activities:
Cash received from borrowings	194,538	91,665
Other cash received relating to financing activities	164,714	69,218
Sub-total of cash inflows	359,252	160,883
Cash repayments of borrowings	(140,761)	(67,587)
Cash paid for dividends or interest	(26,661)	(47,149)
Other cash paid relating to financing activities	(186,971)	(58,570)
Sub-total of cash outflows	(354,393)	(173,306)

Net cash flow from financing activities	4,859	(12,423)
IV. Effects of changes in foreign exchange rate	(2)	-
V. Net increase/(decrease) in cash and cash equivalents	17,175	(25,755)
Add：Initial balance of cash and cash equivalents	38,616	59,120
VI. Ending balance of cash and cash equivalents	55,791	33,365

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Segment Reporting
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Income from principal operations
Exploration and production
External sales	71,021	79,424
Inter–segment sales	44,839	66,262
Subtotal	115,860	145,686
Refining
External sales	80,776	105,986
Inter–segment sales	603,290	801,310
Subtotal	684,066	907,296
Marketing and distribution
External sales	788,857	1,030,178
Inter–segment sales	3,491	2,719
Subtotal	792,348	1,032,897
Chemicals
External sales	231,771	327,637
Inter–segment sales	29,098	42,508
Subtotal	260,869	370,145
Corporate and others
External sales	352,212	641,791
Inter–segment sales	331,577	473,187
Subtotal	683,789	1,114,978
Elimination of inter–segment sales	(1,023,982)	(1,385,986)
Consolidated income from principal operations	1,512,950	2,185,016
Income from other operations
Exploration and production	4,494	6,722
Refining	3,219	3,829
Marketing and distribution	26,052	25,436
Chemicals	6,389	10,912
Corporate and others	1,513	1,390
Consolidated income from other operations	41,667	48,289

Consolidated operating income	1,554,617	2,233,305
Operating (loss)/ profit
By segment
Exploration and production	(9,726)	7,295
Refining	(15,884)	21,445
Marketing and distribution	14,634	23,139
Chemicals	6,503	16,059
Corporate and others	(4,378)	1,066
Elimination	5,116	(244)
Total segment operating (loss)/profit	(3,735)	68,760
Investment income
Exploration and production	14,413	2,398
Refining	13,251	(767)
Marketing and distribution	11,268	2,291
Chemicals	(34)	3,227
Corporate and others	3,153	(674)
Total segment investment income	42,051	6,475
Financial expenses	(7,349)	(7,790)
Gain/(loss) from changes in fair value	1,738	(1,426)
Asset disposal gains/(losses)	569	(169)
Other income	4,448	2,674
Operating profit	37,722	68,524
Add: Non-operating income	1,180	1,051
Less: Non-operating expenses	1,876	1,243
Profit before taxation	37,026	68,332

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2020	Three-month period ended 30 September 2019	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Turnover and other operating revenues
Turnover	504,951	718,183	1,512,950	2,185,016
Other operating revenues	15,420	16,126	41,667	48,289
Subtotal	520,371	734,309	1,554,617	2,233,305
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(365,143)	(591,303)	(1,202,853)	(1,798,485)
Selling, general and administrative expenses	(14,270)	(13,269)	(38,688)	(38,034)
Depreciation, depletion and amortization	(26,176)	(26,387)	(77,470)	(79,071)
Exploration expenses, including dry holes	(1,644)	(2,276)	(6,109)	(6,623)
Personnel expenses	(22,142)	(20,936)	(60,032)	(59,157)
Taxes other than income tax	(64,034)	(61,685)	(171,877)	(181,931)
Other operating (expense)/ income, net	(433)	749	7,440	(1,664)
Total operating expenses	(493,842)	(715,107)	(1,549,589)	(2,164,965)
Operating profit	26,529	19,202	5,028	68,340
Finance costs
Interest expense	(3,838)	(4,341)	(11,871)	(13,261)
Interest income	1,356	1,804	3,621	5,665
Foreign currency exchange gains/(losses), net	348	(90)	901	(194)
Net finance costs	(2,134)	(2,627)	(7,349)	(7,790)
Investment income	38,719	25	38,784	256
Share of profits less losses from associates and joint ventures	1,716	2,745	1,724	8,620
Profit before taxation	64,830	19,345	38,187	69,426

Items	Three-month period ended 30 September 2020	Three-month period ended 30 September 2019	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Income tax expense	(11,814)	(3,728)	(6,012)	(13,868)
Profit for the period	53,016	15,617	32,175	55,558
Attributable to：
Shareholders of the Company	46,184	12,020	24,459	44,226
Non-controlling interests	6,832	3,597	7,716	11,332
Profit for the period	53,016	15,617	32,175	55,558
Earnings per share
Basic earnings per share (RMB)	0.381	0.099	0.202	0.365
Diluted earnings per share (RMB)	0.381	0.099	0.202	0.365

Consolidated Statement of Comprehensive Income
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2020	Three-month period ended 30 September 2019	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Profit for the period	53,016	15,617	32,175	55,558
Other comprehensive income:	(978)	1,663	(3,390)	6,231
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(1)	(2)	(31)	(22)
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges	2,000	(248)	340	4,543
Share of other comprehensive loss of associates and joint ventures	(485)	(98)	(2,266)	(607)
Foreign currency translation differences	(2,492)	2,011	(1,433)	2,317
Total comprehensive income	52,038	17,280	28,785	61,789
Attributable to:
Shareholders of the Company	45,629	13,003	21,691	49,787
Non–controlling interests	6,409	4,277	7,094	12,002

Consolidated Balance Sheet
as at 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	At 30 September 2020	At 31 December 2019
Non-current assets：
Property, plant and equipment, net	553,825	622,409
Construction in progress	141,068	173,482
Right-of-use assets	263,747	267,860
Goodwill	8,679	8,697
Interest in associates	137,289	95,737
Interest in joint ventures	53,184	56,467
Financial assets at fair value through other comprehensive income	1,519	1,521
Deferred tax assets	24,065	17,616
Long-term prepayments and other non-current assets	65,031	65,426
Total non-current assets	1,248,407	1,309,215
Current assets:
Cash and cash equivalents	87,086	60,313
Time deposits with financial institutions	92,859	67,614
Financial assets at fair value through profit and loss	1,427	3,319
Derivatives financial assets	7,875	837
Trade accounts receivable	43,919	54,865
Financial assets at fair value through other comprehensive income	10,040	8,622
Inventories	173,051	192,442
Prepaid expenses and other current assets	134,724	57,844
Total current assets	550,981	445,856
Current liabilities：
Short-term debts	45,566	40,521
Loans from Sinopec Group Company and fellow subsidiaries	50,468	43,289
Lease liabilities	15,190	15,198
Derivatives financial liabilities	13,580	2,729
Trade accounts payable and bills payable	174,016	199,792
Contract liabilities	136,947	126,735
Other payables	159,810	144,846
Income tax payable	6,062	3,264
Total current liabilities	601,639	576,374
Net current liabilities	50,658	130,518

Items	At 30 September 2020	At 31 December 2019
Total assets less current liabilities	1,197,749	1,178,697
Non-current liabilities：
Long-term debts	72,756	49,156
Loans from Sinopec Group Company and fellow subsidiaries	9,108	9,626
Lease liabilities	173,945	177,674
Deferred tax liabilities	7,880	6,809
Provisions	44,086	43,163
Other non-current liabilities	21,444	16,434
Total non-current liabilities	329,219	302,862
Total net assets	868,530	875,835
Equity：
Share capital	121,071	121,071
Reserves	607,127	617,079
Total equity attributable to shareholders of the Company	728,198	738,150
Non-controlling interests	140,332	137,685
Total equity	868,530	875,835

Consolidated Statement of Cash Flows
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Net cash generated from operating activities(a)	83,639	81,398
Investing activities
Capital expenditure	(72,775)	(67,186)
Exploratory wells expenditure	(8,197)	(6,724)
Purchase of investments, investments in associates and investments in joint ventures	(2,707)	(4,096)
Payments for financial assets at fair value through profit or loss	(4,700)	(10,200)
Proceeds from sale of financial assets at fair value through profit or loss	6,600	25,350
Proceeds from disposal of investments and investments in associates	1,410	805
Proceeds from disposal of property, plant, equipment and other non-current assets	1,896	433
Increase in time deposits with maturities over three months	(64,876)	(77,339)
Decrease in time deposits with maturities over three months	39,131	56,107
Interest received	2,627	3,925
Investment and dividend income received	6,746	8,173
Repayments of other investing activities	(8,419)	-
Net cash used in investing activities	(103,264)	(70,752)
Financing activities
Proceeds from bank and other loans	489,892	469,696
Repayments of bank and other loans	(405,196)	(441,579)
Contributions to subsidiaries from non-controlling interests	3,395	2,222
Dividends paid by the Company	(23,004)	(46,007)
Distributions by subsidiaries to non-controlling interests	(3,482)	(4,659)
Interest paid	(4,514)	(4,781)
Payments made to acquire non-controlling interests	(1,117)	-
Repayments of lease liabilities	(9,514)	(9,173)
Proceeds from other financing activities	752	250
Repayments of other financing activities	(356)	-
Net cash used in financing activities	46,856	(34,031)
Net increase/(decrease) in cash and cash equivalents	27,231	(23,385)
Cash and cash equivalents at 1 January	60,313	111,922
Effect of foreign currency exchange rate changes	(458)	313
Cash and cash equivalents at 30 September	87,086	88,850

Note to consolidated statement of Cash Flows
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Operating activities
Profit before taxation	38,187	69,426
Adjustments for:
Depreciation, depletion and amortization	77,470	79,071
Dry hole costs written off	4,516	4,553
Share of profits from associates and joint ventures	(1,724)	(8,620)
Investment income	(38,784)	(256)
Interest income	(2,358)	(5,665)
Interest expense	11,217	13,261
(Gain)/loss on foreign currency exchange rate changes and derivative financial instruments	(2,180)	430
(Gain)/loss on disposal of property, plant, equipment and other non-current assets, net	(67)	248
Impairment losses on assets	11,415	91
Credit impairment losses	842	7
Operating profit before change of operating capital	98,534	152,546
Accounts receivable and other current assets	3,636	(22,910)
Inventories	8,062	(14,055)
Accounts payable and other current liabilities	(16,484)	(19,003)
Subtotal	93,748	96,578
Income tax paid	(10,109)	(15,180)
Net cash generated from operating activities	83,639	81,398

Segment Reporting
for the nine-month period ended 30 September 2020

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited

Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Turnover
Exploration and production
External sales	71,021	79,424
Inter-segment sales	44,839	66,262
Subtotal	115,860	145,686
Refining
External sales	80,776	105,986
Inter-segment sales	603,290	801,310
Subtotal	684,066	907,296
Marketing and distribution
External sales	788,857	1,030,178
Inter-segment sales	3,491	2,719
Subtotal	792,348	1,032,897
Chemicals
External sales	231,771	327,637
Inter-segment sales	29,098	42,508
Subtotal	260,869	370,145
Corporate and others
External sales	352,212	641,791
Inter-segment sales	331,577	473,187
Subtotal	683,789	1,114,978
Elimination of inter-segment sales	(1,023,982)	(1,385,986)
Turnover	1,512,950	2,185,016
Other operating revenues
Exploration and production	4,494	6,722
Refining	3,219	3,829
Marketing and distribution	26,052	25,436
Chemicals	6,389	10,912
Corporate and others	1,513	1,390
Other operating revenues	41,667	48,289
Turnover and other operating revenues	1,554,617	2,233,305
Result
Operating (loss)/profit
By segment
Exploration and production	(6,479)	8,718
Refining	(15,098)	22,500

Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Marketing and distribution	16,958	23,245
Chemicals	7,047	16,560
Corporate and others	(2,516)	(2,439)
Elimination	5,116	(244)
Total segment operating profit	5,028	68,340
Share of profits from associates and joint ventures
Exploration and production	1,208	2,256
Refining	(2,177)	(802)
Marketing and distribution	1,171	2,337
Chemicals	(40)	3,237
Corporate and others	1,562	1,592
Aggregate share of profits from associates and joint ventures	1,724	8,620
Investment income/(losses)
Exploration and production	13,205	(3)
Refining	15,389	35
Marketing and distribution	9,092	63
Chemicals	4	2
Corporate and others	1,094	159
Aggregate investment income	38,784	256
Net finance costs	(7,349)	(7,790)
Profit before taxation	38,187	69,426

4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with CASs and IFRS (unaudited)
Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under CASs, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Net profit under CASs	31,014	54,464
Adjustments:
Government grants (i)	40	42
Safety production fund (ii)	1,126	1,229
Others	(5)	(177)
Profit for the period under IFRS	32,175	55,558

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million   Currency: RMB   Type: unaudited
Items	At 30 September 2020	At 31 December 2019
Shareholders’ equity under CASs	869,560	876,905
Adjustments:
Government grants(i)	(1,030)	(1,070)
Total equity under IFRS	868,530	875,835

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Connected Transaction
Capital Increase in Baling Petrochemical

The Board is pleased to announce that on 28 October 2020, the Board has considered and approved the capital increase in Baling Petrochemical by the Company with the Sinopec Group Asset Management Co., Ltd. (“Assets Company”) on a pro rata basis. The capital increase in Baling Petrochemical will be contributed by the Company and the Assets Company with an aggregate amount of approximately RMB6.284 billion, of which, the Company will contribute approximately RMB3.456 billion by injecting the relevant assets of Sinopec Corp. Baling Branch and cash, and the Assets Company will contribute approximately RMB2.828 billion by injecting the relevant assets of Assets Company Baling Branch. Pursuant to the Capital Increase Agreement, the registered capital of Baling Petrochemical will be increased from RMB100 million to RMB3 billion. Upon completion of the Capital Increase, the shareholders of Baling Petrochemical and their respective shareholdings will remain unchanged, while the Company and the Assets Company will continue to hold 55% and 45% equity interest in Baling Petrochemical, respectively. Baling Petrochemical will remain a subsidiary of the Company.

As of the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As the Assets Company is a wholly-owned subsidiary of China Petrochemical Corporation, pursuant to Chapter 14A of the Listing Rules, the Assets Company is an associate of China Petrochemical Corporation and thus constitutes a connected person of the Company. As certain applicable percentage ratios of the Capital Increase are more than 0.1% but less than 5%, thus, the Capital Increase is subject to the reporting and announcement requirements, but exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Shareholders and potential investors of the Company are reminded that the Capital Increase Agreement is conditional upon the separate execution by the Assets Company upon completion of its internal approval procedures and the Completion of the Capital Increase is subject to the fulfillment (if applicable) of the relevant conditions. Therefore, shareholders and potential investors of the Company are recommended to exercise caution when dealing in shares.

I.	INTRODUCTION

The Board is pleased to announce that on 28 October 2020, the Board has considered and approved the capital increase in Baling Petrochemical by the Company with the Assets Company on a pro rata basis.The capital increase in Baling Petrochemical will be contributed by the Company and the Assets Company with an aggregate amount of approximately RMB6.284 billion, of which, the Company will contribute approximately RMB3.456 billion by injecting the relevant assets of Sinopec Corp. Baling Branch and cash, and the Assets Company will contribute approximately RMB2.828 billion by injecting the relevant assets of Assets Company Baling Branch. Pursuant to the Capital Increase Agreement, the registered capital of Baling Petrochemical will be increased from RMB100 million to RMB3 billion. Upon completion of the Capital Increase, the shareholders of Baling Petrochemical and their respective shareholdings will remain unchanged, while the Company and the Assets Company will continue to hold 55% and 45% equity interest in Baling Petrochemical, respectively. Baling Petrochemical will remain a subsidiary of the Company.

II.	PRINCIPAL TERMS OF THE CAPITAL INCREASE AGREEMENT

Parties:	1)	the Company; and

Parties:	2)	the Assets Company.

Capital Increase

The Company shall contribute to the Capital Increase with the relevant assets of its Baling branch company equivalent to RMB1,693,477,800 and in cash, of which RMB1,595,000,000 will be injected as the newly increased registered capital of Baling Petrochemical and the remaining will be booked to the capital reserve of Baling Petrochemical in accordance with China Accounting Standards for Business Enterprises (CASs). The relevant cash shall be transferred to the designated account of Baling Petrochemical on or before 30 November 2020.

The Assets Company shall contribute to the Capital Increase with the relevant assets of its Baling branch company equivalent to RMB2,828,453,900, of which RMB1,305,000,000 will be injected as the newly increased registered capital of Baling Petrochemical and the remaining will be booked to the capital reserve of Baling Petrochemical in accordance with CASs.

Upon completion of the Capital Increase, the shareholders of Baling Petrochemical will continue to be the Company and the Assets Company. The registered capital of Baling Petrochemical shall be held by the Company as to 55% and by the Assets Company as to 45%, respectively, which remains the same as its original shareholding percentage.

Gain or Loss for the Transition Period

The gain or loss of the relevant Capital Increase Assets for the transition period (from the Valuation Date to the Closing Date) will be borne by the Company and the Assets Company respectively.

Procedures for the Capital Increase

The Capital Increase will be carried out in the following steps:

1.	the completion of the internal decision-making and approval process for the Capital Increase in accordance with relevant laws;

2.	the execution of relevant legal documents including, among others, the Capital Increase Agreement;

3.	the obtaining of necessary prior consents, approvals and permissions (if applicable) from the government authorities and other third-party entities for the Capital Increase; and

4.	the completion of the amendment registration procedures with the industrial and commercial authority.

Effectiveness and Completion

The Capital Increase Agreement shall take effect upon duly signing by the legal representatives of the Company and the Assets Company with their official seals affixed. The Completion date of the Capital Increase shall be the date on which the amendment registration procedures have been completed by Baling Petrochemical.

III.	THE DETERMINATION BASIS FOR THE CAPITAL INCREASE

According to the Valuation Report of Capital Increase Assets of Sinopec Corp. and the Valuation Report of Capital Increase Assets of Assets Company, based on the asset-based approach, as at the Valuation Date, the appraisal value of the net assets of the Capital Increase Assets of Sinopec Corp. is approximately RMB1.693 billion and the appraisal value of the net assets of the Capital Increase Assets of the Assets Company is approximately RMB2.828 billion. Accordingly, upon arm’s length negotiations, the Company proposes to contribute approximately RMB3.456 billion to Baling Petrochemical in appraised net assets value of the Capital Increase Assets of Sinopec Corp. and in cash of approximately RMB1.763 billion (the actual cash amount for the Capital Increase will be determined after fully taking into account of various factors such as the gains or loss for the transition period and the size of the Capital Increase Assets), and the Assets Company will contribute approximately RMB2.828 billion in appraised net assets value of the Capital Increase Assets of Assets Company. The equity interest of Baling Petrochemical shall continue to be held by the Company as to 55% and by the Assets Company as to 45%, respectively.

IV.	REASONS FOR AND BENEFITS OF THE CAPITAL INCREASE

The Capital Increase will be beneficial for the Company to further enhance its integrated operation, optimise allocation of resources and upgrade value chain, so as to strengthen the comprehensive competitiveness of the Company at its business locations.

V.	INFORMATION ON BALING PETROCHEMICAL

Baling Petrochemical is a company incorporated on 28 February 2020 with limited liability under the laws of the PRC. As at the date of this announcement, the registered capital of Baling Petrochemical is RMB100 million, of which the Company has contributed RMB55 million and holds 55% equity interest; and the Assets Company has contributed RMB45 million and holds 45% equity interest. Its principal businesses include petrochemical, chemical fiber, fertilizer and refined chemical products. As at 31 March 2020, Baling Petrochemical had total assets of RMB1.1 billion (unaudited), and was yet to generate any income.

According to the Articles of Baling Petrochemical, Baling Petrochemical will not establish any board of directors nor supervisory committee, but will have one executive director and one supervisor. Each of its shareholders shall have the right of first refusal in the share transfer of Baling Petrochemical. Baling Petrochemical shall distribute profit to shareholders in proportion to the respective paid-in capital contribution.

Upon completion of the Capital Increase, Baling Petrochemical will remain a subsidiary of the Company.

VI.	INFORMATION ON THE CAPITAL INCREASE ASSETS

For the purpose of the Capital Increase, the Company will contribute the relevant assets of Sinopec Corp. Baling Branch and cash, and the Assets Company will contribute the relevant assets of Assets Company Baling Branch. In accordance with CASs, the relevant Capital Increase Assets and cash will be accounted at book value in the financial statements of Baling Petrochemical.

Sinopec Corp. Baling Branch was established in 2000, with its principal businesses engaged in the production and operation of chemical products such as caprolactam and sectioning. As of 31 March 2020, it had facilities for caprolactam of 300 thousand tonnes/year, synthetic ammonia of 430 thousand tonnes/year and sectioning of 52 thousand tonnes/year. The audited financial information of the Capital Increase Assets of Sinopec Corp. for year 2018, 2019 and three-month period ended 31 March 2020 are set out below.

	As at 31 December	As at 31 December	As at 31 March
	2018	2019	2020
	(RMB100 million)

Total assets	37.85	42.50	42.78
Net assets	5.37	4.96	3.09

	For the year ended	For the year ended	Three-month period ended
	31 December 2018	31 December 2019	31 March 2020

Revenue	109.16	96.73	20.72
Profit before taxation	0.30	0.005	-1.74
Net profit	-0.65	-0.98	-1.95

The Assets Company Baling Branch was established in 2002, and was primarily engaged in petroleum refining and the production of chemical products such as styrene, synthetic rubber, epoxy resin, polypropylene and cyclohexanone. As of 31 March 2020, it had crude oil processing capacity of 2,000 thousand tonnes and facilities for styrene of 120 thousand tonnes/year, cyclohexanone of 100 thousand tonnes/year, synthetic rubber of 440 thousand tonnes/year and epoxy resin of 320 thousand tonnes/year. The audited financial information of the Capital Increase Assets of the Assets Company for year 2018, 2019 and three-month period ended 31 March 2020 are set out below.

	As at 31 December	As at 31 December	As at 31 March
	2018	2019	2020
	(RMB100 million)

Total assets	56.90	61.62	56.86
Net assets	17.89	17.68	16.39

	For the year ended	For the year ended	Three-month period ended
	31 December 2018	31 December 2019	31 March 2020

Revenue	185.40	169.53	34.59
Profit before taxation	1.02	0.71	-1.67
Net profit	0.38	0.26	-1.67

VII.	THE LISTING RULES IMPLICATIONS

As of the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As the Assets Company is a wholly-owned subsidiary of China Petrochemical Corporation, pursuant to Chapter 14A of the Listing Rules, the Assets Company is an associate of China Petrochemical Corporation and thus constitutes a connected person of the Company. As certain applicable percentage ratios of the Capital Increase are more than 0.1% but less than 5%, thus, the transaction is subject to the reporting and announcement requirements, but exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. The Capital Increase does not reach the threshold of disclosure under Chapter 10 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and is not subject to the consideration of the general meeting of the Company.

VIII.	DIRECTORS’ OPINIONS

As at the date of this announcement, except for the INEDs, all other directors are connected directors and therefore required to abstain from voting on the resolution approving the Capital Increase and the transactions contemplated thereunder at the Board meeting. The Board has considered and approved the resolution on the Capital Increase, and is unanimously of the view that (i) the Capital Increase is on normal commercial terms; (ii) the terms and conditions of the Capital Increase Agreement are fair and reasonable; and (iii) the Capital Increase is in the interests of the Company and the shareholders as a whole.

IX.	INFORMATION ON THE PARTIES TO THE AGREEMENT

The Company

The Company is one of the largest integrated energy and chemical companies in the PRC, and is principally engaged in the exploration and mining, pipeline transportation and sales of petroleum and natural gas; the production, sales, storage and transportation of refined petroleum, petrochemicals, coal chemicals, chemical fibers and other chemical products; the import and export of petroleum, natural gas, petroleum products, petrochemicals and other chemical products and other commodities and technologies, and the import and export agency business; and the research, development and application of technology and information.

Assets Company

The Assets Company is a company established under the laws of the PRC with limited liability, and is principally engaged in, among others, authorized investment management; sales of chemical, chemical fiber and refined chemical products (excluding hazardous products); production and supply of heat and water supply services; refining of petroleum; leasing of land and self-owned properties.

Shareholders and potential investors of the Company are reminded that the Capital Increase Agreement is conditional upon the separate execution by the Assets Company upon completion of its internal review and approval procedures and the Completion of the Capital Increase is subject to the fulfillment (if applicable) of the relevant conditions. Therefore, shareholders and potential investors of the Company are recommended to exercise caution when dealing in shares.

X.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Articles of Baling Petrochemical”	the Articles of Association of Sinopec Baling Petrochemical Company Limited

“Assets Company Baling Branch”	Baling Petrochemical Branch of Sinopec Group Asset Management Co., Ltd.

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Baling Petrochemical”	Sinopec Baling Petrochemical Company Limited

“Board”	the board of directors of the Company

“Capital Increase”
the capital increase of approximately RMB6.284 billion in Baling Petrochemical by the Company and Assets Company in accordance with the terms and conditions of Capital Increase Agreement, upon the completion of which, the Company and Assets Company will hold 55% and 45% of equity interest in Baling Petrochemical, respectively

“Capital Increase Agreement”	the agreement to be entered into between the Company and Assets Company in relation to the capital increase in Baling Petrochemical, which was considered and approved by the Board

“Capital Increase Assets”	the Capital Increase Assets of Sinopec Corp. and the Capital Increase Assets of Assets Company

“Capital Increase Assets of Assets Company”	the operating assets and liability of Assets Company Baling Branch with the appraised value of approximately RMB2.828 billion using asset-based approach

“Capital Increase Assets of Sinopec Corp.”	the net assets of Sinopec Corp. Baling Branch with the appraised value of approximately RMB1.693 billion using asset-based approach

“China Petrochemical Corporation”	China Petrochemical Corporation

“Closing Date”	1 November 2020

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“Completion”	the completion of the Capital Increase in accordance with the Capital Increase Agreement

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“INED(s)”	the independent non-executive Directors of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec Corp. Baling Branch”	China Petroleum & Chemical Corporation Baling Branch Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto under the Listing Rules

“Valuation Date”	31 March 2020

“Valuation Report of Capital Increase Assets of Assets Company”
the Asset Valuation Report for the Operating Assets and Liabilities of Baling Petrochemical Branch of Sinopec Group Asset Management Co., Ltd. regarding the Proposed Capital Increase in Sinopec Baling Petrochemical Company Limited by Baling Petrochemical Branch of Sinopec Group Asset Management Co., Ltd. using the Operating Assets and Liabilities prepared by China Enterprise Appraisals Co., Ltd.

“Valuation Report of Capital Increase Assets of Sinopec Corp.”
the Asset Valuation Report regarding the Proposed Capital Increase in Sinopec Baling Petrochemical Company Limited by China Petroleum & Chemical Corporation Using the Net Assets of China Petroleum & Chemical Corporation Baling Branch Company prepared by Beijing Guorongxinghua Assets Appraisal Co, LTD.

“%”	Percent.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
28 October 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#,
Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

#          Executive Director
*          Non-executive Director
+          Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 29, 2020